 Virpax Pharamceuticals, Inc.

1055 Westlakes Drive, Suite 300

Berwyn, PA, 19312

November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: Virpax Pharmaceuticals, Inc. Request for Acceleration

Registration Statement on Form S-1

File No. 333-281080

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Virpax Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-281080), as amended (the “Registration Statement”), be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Friday, November 8, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP, by calling Ross D. Carmel, Esq. at (646) 838-1310. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent by email to Ross D. Carmel, Esq. at rcarmel@srfc.law.

Very truly yours,

By:	/s/ Jatinder Dhaliwal
Name:	Jatinder Dhaliwal
Title:	Chief Executive Officer

cc: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP